The following table provides information concerning the matters voted on at the meeting:

I.	Approval of new Agreement between the Advisor and the Fund

For	Against	Withhold/ Abstain	Broker Non-Votes
1,454,096	7,845	3,656	0

II.	Approval of the retention of fees by, and payment of fees to, the Advisor for the period January 1, 2004 through May 17, 2004 (the effective date of the new Agreement)

For	Against	Withhold/ Abstain	Broker Non-Votes
1,442,437	9,983	13,177	0

III.	Approval of a new distribution plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 for the Trust on behalf of the Fund

For	Against	Withhold/ Abstain	Broker Non-Votes
1,461,792	2,139	1,666	0